Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas   New York NY 10018
                  Tel 212 930 9700 Fax 212 930 9725   www.srff.com

                                 August 22, 2005

Jennifer G. Williams, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:  GameZnFlix, Inc.
     Amendment No. 2 to the Form SB-2 filed July 22, 2005
     File No. 333-122162

Dear Ms. Williams:

     This firm represents GameZnFlix, Inc. (the "Company") in the above-referenced matter. Enclosed for filing is the Company's
Amendment No. 3 to its Form SB-2 for filing. Below, please find our responses to your August 4, 2005 comment letter:

Cover Page, page 1

1. Refer to the third paragraph. Please revise to update your last reported sales price per share. Accordingly, please revise throughout as appropriate.

Response

The sale price has been updated.

Business, page 24
Business Development, page 24

2. We note that on March 5, 2003 you amended your articles of incorporation so that an increase in your authorized capital stock could be approved by the board of directors without shareholder consent and a decrease in your issued and outstanding common stock could be approved by the board of directors without shareholder consent. We could not locate a preliminary Schedule 14C filed on EDGAR. Please advise.

Response

The Company's corporate counsel has responded separately to this issue.

Financial Statements for the Year Ended December 31, 2004
Consolidated Balance Sheet, page F-7
Note 8 Convertible Debenture, page F-16

3. As previously requested in our prior comment 25, please revise the balance sheet to appropriately reflect the Convertible Debentures at face value less the unamortized discount related to the warrants and the beneficial conversion feature. This presentation should be similar to the Line item related to your Convertible Debentures as presented in your balance sheet for the interim period ended March 31, 2005. Also, revise Note 8 to disclose why you have classified the entire amount related to the Convertible Debentures as a current liability at December 31, 2004.

Response

The requested change has been made.

Note 1 Summary of Significant Accounting Policies
Revenue Recognition and Cost of Revenue, page F-13

4. Please refer to our prior comment 26. Please revise the Note to disclose that you own all titles that are rented and/or sold to your subscribers as discussed in your response to our comment.

Response

The requested change has been made.

Recent Pronouncements, page F-14

5. Please refer to the last paragraph under the caption, Recent Pronouncements. You state that you previously adopted the fair value recognition provisions of SFAS No. 123 in the second quarter of2003. However, you state under the caption, Stock-Based Compensation, on page F-14 that you account for stock-based awards to employees in accordance with APB No. 25 and adopted the disclosure only alternative of SFAS No. 123. In this regard, please reconcile your disclosures for consistency.

Response

The requested change has been made.

Note 8 Convertible Debenture, page F-16

6. Please refer to our prior comment 29. Please ensure that the conversion feature and price as disclosed in Note 8 is the same as your description of the conversion feature and price in the ninth paragraph under the caption, Liquidity and Capital Resources, on page 20 and in other sections of the filing. In this regard, please revise the filing for consistency.

Response

The requested change has been made.

Note 10 Stock Compensation Plans, page F-l6

7. Please refer to the first paragraph. It appears that the information in this paragraph is basically the same as the information in the third paragraph. In this regard, please delete the first paragraph.

Response

The requested change has been made.

Exhibit

8. Please provide a manually signed currently dated independent accountants' consent with any amendment. Since the report of Smith & Company dated March 28, 2005 and the related financial statements for the year ended December 31, 2004 are included in this Form SB-2 (and related amendments thereto), please revise the consent to delete the incorporation by reference language.

Response

We have provided a currently dated manually singed consent.

Other

9. You are reminded to consider the requirement to update your financial statements and related information pursuant Item 310(g) of Regulation S-B.

Response

We acknowledge your comment and we have updated the financial statements accordingly.

***

Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494

Sincerely,

/s/Stephen Fleming
Stephen Fleming